MorphoSys AG

MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Voting Rights Announcements | 3 August 2023 16:00

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
03.08.2023 / 16:00 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	MorphoSys AG
Street:	Semmelweisstr. 7
Postal code:	82152
City:	Planegg Germany
Legal Entity Identifier (LEI):	529900493806K77LRE72

2. Reason for notification

	Acquisition/disposal of shares with voting rights
X	Acquisition/disposal of instruments
	Change of breakdown of voting rights
	Other reason:

3. Details of person subject to the notification obligation

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: Bank of America Corporation City of registered office, country: Wilmington, DE, United States of America (USA)   31 Jul 2023   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.97% 5.05% 6.02% 34231943 Previous notification 0.96% 4.99% 5.95% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 326985 0.00% 0.96 % US6177602025 0 4543 0.00% 0.01 % Total 331528 0.97 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right to Recall Common Stock n/a n/a 7082 0.02%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Rights of Use Common Stock n/a n/a 853902 2.49 % Rights of Use Depositary Receipts n/a n/a 209293 0.61 %     Total 1070277 3.13 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Swaps 31/08/2023 - 26/05/2026 n/a Cash 282857 0.83 % Put Option 19/12/2025 n/a Physical 375000 1.10 %       Total 657857 1.92 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) Bank of America Corporation % % % NB Holdings Corporation % % %

BofAML Jersey Holdings Limited % % % BofAML EMEA Holdings 2 Limited % % % ML UK Capital Holdings Limited % % % Merrill Lynch International % % % - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BAC North America Holding Company % % % Bank of America, National Association % % % - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BofA Securities, Inc % % % - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BofA Securities, Inc % % % Merrill Lynch Professional Clearing Corp. % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 03.08.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BAC North America Holding Company % % % Bank of America, National Association % % % U.S. Trust Company of Delaware % % % Proportion of voting rights Proportion of instruments Total of both % % %   02 Aug 2023

Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service